

May 28, 2010

A. Wade Pursell
Principal Accounting and Financial Officer
St. Mary Land & Exploration Company
1776 Lincoln Street, Suite 700
Denver, Colorado 80203
Fax: (303) 861-0934

> **Re:** **St. Mary Land & Exploration Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 1-31539**

Dear Mr. Pursell:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

General

1. Please ensure that you check all of the appropriate boxes on the cover page of your periodic reports.

Major customers, page 16

2. We note that sales to Teppco Crude Oil LLC individually accounted for 12 percent of your total oil and gas production revenue. Please file any material contracts with Teppco Crude Oil LLC as exhibits.

Oil and gas production revenue, page 62

3. Please provided a more detailed discussion of your oil and gas production revenue, similar to the disclosure provided in your 10-Q for the quarter ended March 31, 2010. In addition, identify the percentages by which oil and gas revenue decreased during the period and the components that contributed to the change in revenue.

Exhibit 99.1, page 6

4. We note your statement that "[t]his report was prepared for the exclusive use and sole benefit of St. Mary Land & Exploration Company and may not be put to other use without our prior written consent for such use." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Definitive proxy statement filed April 12, 2010

5. Please confirm in writing that you will comply with the following comment in all future filings. Provide us also with an example of the disclosure you intend to use. After our review of your response, we may raise additional comments.

General

6. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Short-term incentive plan, page 25

7. We note that the short-term incentive plan incorporates a minimum threshold and maximum result for each key performance measure. We further note that the 2010 STIP will have threshold, target and maximum goals against which year-end results will be evaluated. Please disclose the threshold, target and maximum amounts for each of the performance measures.

8. We note that Mr. Purcell's bonus from the short-term incentive plan was $128,520, but that his actual bonus was $153,520. Please explain the individual performance factors that caused the compensation committee to increase his bonus amount.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

A. Wade Pursell
St. Mary Land & Exploration Company
May 28, 2010
Page 4

Please contact Sean Donahue at (202) 551-3579, Michael Karney at (202) 551-3847, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
         M. Karney